
Mail Stop 3561

April 4, 2018

Jeffrey A. Lubchansky
Chief Executive Officer
Wall Street Media Co, Inc.
110 Front Street, Suite 300
Jupiter, FL 33477

> **Re: Wall Street Media Co, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2017**
> **Filed December 29, 2017**
> **File No. 333-163439**

Dear Mr. Lubchansky:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1. Your Form 10-K cover page indicates that you have common stock registered pursuant to Section 12(g) of the Securities Exchange Act, but it does not appear that you have filed a registration statement to register securities pursuant to this section. As a result, you may not be obligated to file reports pursuant to Section 13(a) of the Securities Exchange Act. In future filings, please revise your cover page to reflect that you do not have any securities registered pursuant to Section 12(g).

Related Parties, page 2

2. You disclose in this section that your sole client, Landmark-Pegasus Inc., is owned by John Moroney, your majority shareholder. In Item 13 of your filing, where you disclose related party transactions, you indicate that your revenue from consulting services was almost entirely derived from "a related party where [y]our chairman is also the president." Please clarify the interest of your chairman, Jeffrey A. Lubchansky, in

Landmark-Pegasus. In this regard, in future filings, please clearly disclose the name of the related party and the basis on which the party is a related party. See Item 404(a) of Regulation S-K.

Notes to Financial Statements for the Years Ended September 30, 2017 and 2016, page F-6

3. We note your disclosures in notes 3 and 5 that you issued certain notes payable to a related party. In future filings, please identify this related party, consistent with Item 404(d) of Regulation S-K

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Katherine Bagley, Staff Attorney, at (202) 551-2545, Courtney Haseley, Staff Attorney, at (202) 551-7689, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products